EXHIBIT 99 (c)


             IN THE UNITED STATES DISTRICT COURT
            FOR THE NORTHERN DISTRICT OF ILLINOIS
                      EASTERN DIVISION


THE OAK AGENCY, INC.,  an Illinois )
corporation, and OAK FINANCIAL     )
SERVICES, INC., an Illinois        )
corporation,                       )
                                   )
                    Plaintiffs,    )
                                   )
     v.                            )
                                   )    NO. 96 C 1106
WARRANTECH CORPORATION,            )
a Connecticut corporation,         )
JOEL SAN ANTONIO and WILLIAM TWEED,)
                                   )
                    Defendants.    )

                          COMPLAINT

     NOW COME, the Plaintiffs, The Oak Agency, Inc., an

Illinois corporation, and Oak Financial Services, Inc., an

Illinois Corporation (collectively, "Oak"), by their

attorneys, Richard W. Hillsberg of Kovitz, Shifrin &

Waitzman, Alexander D. Kerr, Jr., and Jeffrey B. Rose of

Tishler & Wald, Ltd., and for their Complaint against

Warrantech Corporation, a Connecticut Corporation, Joel San

Antonio and William Tweed, Defendants herein, state as

follows:

                     GENERAL ALLEGATIONS

                           PARTIES

     1.   The Oak Agency, Inc. and Oak Financial Service,

Inc. are Illinois corporations with their Registered Agents

and offices in Cook County, Illinois and principal places of business in DuPage County, Illinois, all of which are

located within the Northern District of Illinois.

     2.   Warrantech Dealer Based Services, Inc.

("Warrantech-I") is a Delaware corporation which had its

principal places of business in Stamford, Connecticut and

Euless, Texas.  On information and belief, Warrantech

Automotive as a wholly owned subsidiary of Warrantech-I is

thereby an affiliate of Warrantech Corporation

("Warrantech"), a Connecticut corporation which is located

in Stamford, Connecticut which, on information and belief,

is the parent of Warrantech I.  Warrantech Dealer Based

Services, Inc.  (Warrantech-II) was a Connecticut

corporation with its principal places of business in

Stamford, Connecticut and Euless, Texas.  Warrantech-II was

a wholly owned subsidiary of Warrantech-I.  During the

summer of 1992, Warrantech-II changed its name to Warrantech

Automotive, Inc., ("Warrantech Automotive").

     3.   Joel San Antonio is the principal shareholder,

Chairman of the Board, and Chief Executive Officer of

Warrantech Corporation and a resident of Stamford,

Connecticut.

     4.   William Tweed is a shareholder, member of the

Board, and an officer of Warrantech Corporation.  He

served as President of Warrantech Dealer Based Services

for a limited period of time in 1990 and/or 1991.  He is a

resident of Stamford, Connecticut.

                        JURISDICTION

     5.   Jurisdiction of this Court is based on Section

1332 of Title 28 of the United States Code in that there is

the diversity of citizenship of the parties and an amount in controversy which exceeds $50,000 exclusive of interest of

costs.

     6.   Venue is in this District based upon 28 U.S.C.

Section 1391(a) and (c) in that Warrantech has a Registered

Agent in Cook County, Illinois and further actually does

business in virtually all counties in the Northern District

of Illinois.  Additional, a substantial part of the tortious acts hereinafter alleged occurred in the Northern District

of Illinois.

                            CLAIM

           (Interference with Business Relations)

     7.   At all times material herein, including but not

limited to December 1, 1985 through the current date,

Warrantech and/or Warrantech's predecessor, Dealer Based

Services, Inc., a Texas corporation which had its principal

place of business in Euless, Texas ("DBS"), was and/or is an administrator of or controls a manager of certain lines of

insurance which insures dealers of automobiles and other

automotive vehicles including vans, trucks and recreational

vehicles against losses under certain Vehicle Service

Contracts ("VSCs") and breakdown insurance policies

(collectively, as "Service Contracts") sold by such dealers

to their respective customers.  Warrantech acts on behalf of both the insurance carrier and such dealers in the

administration of Service Contracts, as set out in various

agreements between Warrantech's predecessor, DBS and as of on or about November 1, 1989 and subsequent thereto, Warrantech and such dealers (collectively, "Dealer Administration

Agreements").

     8.   At all times material herein, Oak, in the ordinary

course of business, did and does meet with such dealers, any one of whom may desire to enter into a Dealer Administration

Agreement with Warrantech or Warrantech's predecessor, DBS,

or with such other administrators whose products Oak was

authorized to handle.  Pursuant to such Dealer

Administration Agreements, the dealer would then sell such

Service Contracts under the Warrantech label to the dealer's customers and process the related paperwork from the dealer

to Warrantech and from Warrantech to its insurance carrier.

     9.   On or about January 1, 1986, Oak and Warrantech's

predecessor, DBS, entered into a certain written agreement

(the "Agreement") wherein DBS granted Oak (a) exclusive

authority in particular geographic areas to solicit dealers

on behalf of DBS and (b) exclusive authority to solicit

other agents (collectively, "Other Agents(s)") who would

then meet with dealers and solicit such dealers to enter

into Dealer Administration agreements.  Each such Other

Agent was to enter into an Agency Agreement (the "Agency

Agreement" (collectively, the "Agency Agreements") with Oak

whereby Oak would be entitled to commissions upon Service

Contracts sold by dealers solicited by the Other Agent.  A

copy of the Oak-DBS Agreement as well as its amendments is

attached as Exhibit A, is made a part of the Complaint

hereby and is hereafter collectively referred to as the

"Commission Agreement".  Within one year Oak had signed up

approximately two hundred dealers with DBS.

     10.  On or about November 1, 1989, on information and

belief, Warrantech Corporation, located in Stamford,

Connecticut, acquired the assets of DBS of Euless, Texas

through Warrantech-I, a wholly owned subsidiary of

Warrantech Corporation.  Pursuant to that acquisition,

Warrantech Corporation, Warrantech I, Warrantech II, and

Warrantech Automotive, Inc. assumed the obligations of the

Commission Agreement.

     11.  At all times, except as herein after set out in

this Complaint, the Commission Agreement, and the Agency

Agreements were in full force and effect and Oak's authority pursuant to these Agreements was in full force and effect.

     12.  On or about June 10, 1991, Warrantech issued to

Oak a 30-Day Termination Letter ("Termination Letter")

pursuant to the Commission Agreement.  Accordingly, the

Commission Agreement was terminated with regard to Oak

effectively on July 10, 1991.  The Termination Letter is

marked Exhibit B, attached hereto and made a part of this

Complaint hereof.

     13.  The Termination Letter transmitted a proposed new

agreement ("New Proposal") which Warrantech specified must

be executed not later than June 20, 1991.  The New Proposal

would have eliminated Oak's status as an independent agent

by requiring Oak to carry Warrantech Approved products only.

The New Proposal would have eliminated Oak's right to post-

termination commissions on a book of business defined as

dealers who had executed DBS and/or Warrantech Dealer

Administration Agreement(s) during the effective active term of Oak's Commission Agreement.  The New Proposal also sought to reduce compensation by eliminating the Agent override

commission.  Oak did not execute the New Proposal.

     14.  Oak performed services under the terms of the

Commission Agreement from its original execution (January 1,

1986) through receipt of the Termination letter (June 10,

1991).  The services were accepted by Warrantech and

Warrantech paid commissions when due and as due pursuant to

the Commission Agreement.  Oak made efforts to render

services after receipt of the Termination Letter but was

denied supplies from Warrantech and instructed by Warrantech that continued services were not to be rendered.

     15.  By virtue of an as a result of the Commission

Agreement, Oak introduced approximately 450 dealers with

whom it had been doing business from 1981 through 1991 to

Warrantech subsequent to the execution of the Commission

Agreement in 1986.

     16.  From 1986 through June, 1991, the Oak-WDBS "book

of business" consistently numbered a range of from 200 to

450 number of automobile dealers.

     17.  That when the Commission Agreement was negotiated

and executed it was understood by the parties that the

Commission Agreement mutually intended that Oak would

deliver the majority of its then book of business consisting of in excess of two hundred (200) active automobile dealers

to DBS (and thereafter Warrantech) to be signed to Dealer

Administration Agreements.

     18.  It was further mutually intended that should the

Commission Agreement be terminated, Oak would continue to

service the dealers in the Oak-WDBS book of business with

the expectations that the book of business would remain

intact and that Oak would continue to earn the sales

commissions provided by the Commission Agreement.

     19.  In April 1991 through June 1991 the defendants and

each of them embarked on a course of conduct designed to

prevent Oak from enjoying the benefit of the Commission

Agreement in the following particulars:

          a. Defendants determined that Oak should not be allowed to represent more than one vehicle service contract administrator in the vehicle service contract business.

          b. The defendants and each of them determined that Oak should not be entitled to enjoy the benefits of the Commission Agreement which allowed Oak to obtain post-termination commissions because defendants and each of them determined it did not want Oak dealing with Oak's book of business consisting of dealers which had been signed up to Warrantech Dealer Administration Agreements.

          c.   That to achieve the foregoing ends,
               defendants and each of them embarked on a course of conduct designed to separate Oak from its WDBS book of business and its prospective business opportunities with the aforesaid dealers.

     20.  In order to accomplish this goal, defendants and

each of them directed their subordinates to do the

following:

     a.   terminate Oak's 1986 contract;

     b. hire personnel as WDBS employees to service Oak's dealers;

     c. instruct WDBS staff to decline any Oak request for information;

     d.   prevent Oak from obtaining Warrantech Dealer Based
          Services supplies and forms;

     e. Instruct Oak that it should not service the dealers who had been signed to WDBS Dealer
          Administration Agreements;

     f. Further instruct Oak that it should not be in the dealerships;

     g. Prepare and issue new policies and forms without providing Oak with copies thereof.

     21.  All of these acts aforesaid were without

justification and were directed towards punishing Oak

because Oak was in communication with G.E. Capital and/or

refused to sign a new "standard" agreement (the "New

Proposal").

     22.  As a result of the foregoing activities, Oak's

relationship with a substantial number of automobile dealers was severed during the period June 1991 through December

1991.  These dealers either remained with WDBS or went with

third party providers (other independents or manufacturers

programs).  The Oak-WDBS active book of business as of

termination is identified in Exhibit C.

     23.  But for the defendants actions aforesaid, Oak

would have had a reasonable expectancy of entering into

and/or continuing a valid business relationship with inter

alia, all dealers identified in Exhibit C.

     24.  Defendants and each of the defendants purposely

interfered and defeated this legitimate expectancy thereby

causing harm to the plaintiff.

     25.  Each of the defendants had knowledge of the

plaintiffs' expectancy in that:

          a. they had each discussed the post-termination commissions provision of the Commission
               Agreement with David Robertson, Al Sacko and/or Gary Traylor.

          b. they maintained records of all dealers which had been signed by Oak to Dealer
               Administration Agreement with either DBS or WDBS at any time prior to Oak's termination.

     26.  As a result of the aforesaid unjustified acts by

defendants, the plaintiffs incurred damages in excess of

$50,000.00.

     WHEREFORE, the Oak Agency, Inc., an Illinois

corporation, and Oak Financial Services, Inc., an Illinois

corporation, plaintiffs herein, seek:

          a. Compensatory damages in the present value not less than $8,043,030.00 in their favor and against defendants, Warrantech Corporation, Joel San Antonio, and William Tweed and their costs of suit.

          b.   Punitive damages in the amount of
               $24,129,040.00 and reasonable attorneys' fees thereof to punish each of said defendants and to deter others from conduct similar to that employed by defendants and each of them in the instant case.

                         OAK AGENCY, INC., and Illinois
                         corporation, and OAK FINANCIAL
                         SERVICES, INC., Plaintiffs


                         By:__Alexander D. Kerr________
                            One of their attorneys

Alexander D. Kerr, Jr.
TISHLER & WALD, LTD.
200 South Wacker Drive
Suite 2600
Chicago, Illinois  60606
(312)876-3800

Richard W. Hillsberg
Kovitz, Shifrin & Waitzman
750 Lake Cook Road
Suite 350
Buffalo Grove, Illinois  60089
(708)537-0500